File No. 812-14122

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

TRITON PACIFIC INVESTMENT CORPORATION, INC.
TRITON PACIFIC CAPITAL PARTNERS, LLC
TRITON PACIFIC GROUP, INC.
TRITON PACIFIC ADVISER, LLC
TPCP FUND MANAGER IV, LLC
TRITON PACIFIC INCOME & GROWTH FUND IV, LP
TRITON PACIFIC PLATINUM FUND IV, LP

AMENDMENT NO. 6 TO THE APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1

 Please direct all communications to:

Triton Pacific Investment Corporation, Inc.
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024
Attention: Michael Carroll, Chief Financial Officer
(310) 943-4990

Copies to:

Thomas C. Bacon, Esq.
Bacon Law Group
1601 N. Sepulveda Boulevard, No. 349
Manhattan Beach, CA 90266
(310) 880-2698

This document contains 17 pages (including exhibits),
which have been numbered sequentially

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

TRITON PACIFIC INVESTMENT CORPORATION, INC.
TRITON PACIFIC CAPITAL PARTNERS, LLC
TRITON PACIFIC GROUP, INC.
TRITON PACIFIC ADVISER, LLC
TPCP FUND MANAGER IV, LLC
TRITON PACIFIC INCOME & GROWTH FUND IV, LP
TRITON PACIFIC PLATINUM FUND IV, LP
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024

Amendment No. 6 to the Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of  1940 and Rule17d-1.

I.             Summary of Application

Triton Pacific Investment Corporation, Inc. (the “Company”), Triton Pacific Income & Growth Fund IV, LP (“Fund IV”), Triton Pacific Platinum Fund IV, LP (“Platinum IV” and, together with Fund IV, the “Existing Funds”), TPCP Fund Manager IV, LLC (the “Fund Manager”), Triton Pacific Adviser, LLC (the “BDC Adviser”), Triton Pacific Capital Partners, LLC (“TPCP”), Triton Pacific Group, Inc. (“TPG”) (collectively, the “Applicants”)1 hereby seek an order (an “Order”) from the Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act. In particular, the relief requested in this application would permit one or more Regulated Funds2 and/or one or more Affiliated Private Funds3 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser4 negotiates terms in addition to price (“Private Placement Securities”) 5;

1 All existing entities that currently intend to rely on the Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

2 “Regulated Funds” means the Company and the Future Regulated Funds. “Future Regulated Fund” means a closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below); and (b) whose investment adviser is the BDC Adviser or an investment adviser that controls, is controlled by or is under common control with the Adviser (such investment adviser included in the term “Adviser”).

3 “Affiliated Private Funds” means the Existing Funds and any Future Affiliated Private Fund.  “Future Affiliated Private Fund means an entity (i) who is sponsored by TPCP; (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act and (iii) that is not a subsidiary of a Regulated Fund.

4 All references to the term “Adviser” include (i) any registered investment adviser, general partner, manager or similar entity who makes investment decisions on behalf of a Regulated Fund or Affiliated Private Fund and (ii) successors-in-interest to the Adviser. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

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and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”).  As used herein the term “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined below), participated together with one or more other Regulated Funds and/or one or more Affiliated Private Funds in reliance on the requested Order (as defined below);6 and the term  “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub), could not participate together with one or more Affiliated Private Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a Wholly-Owned Investment Sub.7 Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Regulated Fund or Affiliated Private Fund because it would be a company controlled by its parent Regulated Fund for purposes of Sections 17(d) or 57(a)(4) and Rule 17d-1 under the 1940 Act.  Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s board of directors (for any Regulated Fund, the “Board”) would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place.  If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Regulated Fund’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

II.           Background

A.           Triton Pacific Investment Corporation, Inc.

The Company is a Maryland corporation and is an externally managed, closed-end, non-diversified management investment company. The Company filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on June 14, 2011, which became effective on September 4, 2012.  On April 30, 2015, the Company filed a Post-Effective Amendment No.11 to its registration on Form N-2, which amendment became effective the same day.  The Company filed an election to

5 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “1933 Act”).

6 No Independent Director of a Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than through share ownership in one of the Regulated Funds), including any interest in securities of a company whose securities are acquired in the Co-Investment Transaction.

7  “Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times beneficially holding, directly or indirectly, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which the Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act.

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be regulated as a business development company (“BDC”) under the Act.8 In addition, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 and intends to continue to qualify as a RIC in the future. The Company’s principal place of business is 10877 Wilshire Boulevard, 12th Floor, Los Angeles, California 90024.

The Company’s investment objective is to maximize its portfolio’s total return by generating current income from debt investments and long term capital appreciation from equity investments. The Company will seek to meet its investment objectives by:

•	Focusing primarily on debt and equity investments in small and mid-sized private U.S. companies;

•	Leveraging the experience and expertise of the BDC Adviser and its affiliates in sourcing, evaluating and structuring transactions;

•	Employing disciplined underwriting policies and rigorous portfolio management; and

•	Maintaining a well balanced portfolio.

The Company’s business and affairs are managed under the direction of the Board. The Board currently consists of five members, three of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board delegates daily management and investment authority to the BDC Adviser pursuant to an investment advisory agreement (the “Adviser Agreement”). An affiliate of TPCP serves as the Company’s administrator pursuant to an administration agreement.

The Company recently commenced the public offering of its securities and, as of May 15, 2015, had sold a total of 282,989.6 of its shares to a total of 99 investors. In addition, the BDC Adviser has contributed an aggregate of $200,002.50 to the Company to purchase 14,815 shares of common stock at $13.50 per share, which is the initial public offering price of $15.00 per share, excluding the sales load.  At this time, the Company does not intend to list its shares on any national securities exchange.  Craig Faggen (the “Principal”), who controls TPG, TPCP and the BDC Adviser within the meaning of Section 2(a)(9) of the 1940 Act, serves as a director of the Company and as its Chief Executive Officer. Mr. Faggen will benefit from Co-Investment Transactions by virtue of the ownership of securities of the Company and through his interest in the BDC Adviser, which will be earning advisory fees from the Company and the Existing Funds. Mr. Faggen will not participate individually in any Co-Investment Transaction.

B.           The Affiliated Private Funds

Triton Pacific Income & Growth Fund IV, LP

Fund IV is a Delaware limited partnership and a parallel fund with Platinum IV.  The Fund Manager is the general partner of Fund IV and the BDC Adviser is the investment adviser. The Fund Manager is responsible for managing the business of Fund IV.  The investment strategy of Fund IV is to generate current income and capital appreciation by investing in small and mid-sized private U.S. companies. The investment strategy of Fund IV is similar to the Company’s and Platinum IV’s respective investment strategies.

Triton Pacific Platinum Fund IV, LP

Platinum IV is a Delaware limited liability company and a parallel fund with Fund IV. The Fund Manager is the general partner of Platinum IV and the BDC Adviser is the investment adviser. The Fund Manager is responsible for managing the business of Platinum IV.  The investment strategy of Platinum IV is to generate current income and capital appreciation by investing in small and mid-sized private U.S. companies. The investment strategy of Platinum IV is similar to the Company’s and Fund IV’s respective investment strategies.

8 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities

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Each of the Affiliated Private Funds is a separate and distinct legal entity and each would be an investment company under the 1940 Act but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Any of the Affiliated Private Funds could be deemed to be persons identified in Section 57(b) of the Act to the extent that the Affiliated Private Fund may be deemed to be an affiliated person of an Adviser and of the Company within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Company. The Affiliated Private Funds and the Company are under common control.

C.           TPCP Fund Manager IV, LLC

The Fund Manager is a Delaware limited liability company and a wholly-owned subsidiary of TPCP.  The Fund Manager is under common control with the BDC Adviser.

D.           Triton Pacific Capital Partners and Triton Pacific Group

TPCP, a California limited liability company, has acted as a sponsor of multiple private funds, including the Existing Funds, with similar investment Objectives and Strategies as the Company.9 TPCP has entered into an investment advisory agreement (the “Management Agreement”) with the BDC Adviser whereby the BDC Adviser acts as the adviser to the Existing Funds.  The Principal controls both TPG and TPCP.

E.           Triton Pacific Adviser, LLC

The BDC Adviser, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment adviser to the Company pursuant to the Adviser Agreement and serves as the investment adviser to the Existing Funds pursuant to the Management Agreement. The BDC Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company (subject to the overall supervision of the Board) and the Existing Funds. Under the terms of the Adviser Agreement and Management Agreement, as applicable, the BDC Adviser: (i) determines the composition of the portfolios of the Company and the Affiliated Private Funds, the nature and timing of the changes to such portfolios and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments that  the Company and the Affiliated Private Funds make (including performing due diligence on prospective portfolio companies); (iii) closes and monitors the investments the Company and the Affiliated Private Funds make; and (iv) determines the securities and other assets that the Company and the Affiliated Private Funds purchase, retain or sell. The BDC Adviser’s services under the Adviser Agreement and the Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to the Company and the Affiliated Private Funds.

The BDC Adviser is controlled by TPG and the Principal controls TPG.

III.           Order Requested

The Applicants request the Order to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to participate in Co-Investment Transactions with one or more Regulated Funds or one or more Affiliated Private Funds.

The Regulated Funds and the Affiliated Private Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.  This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Private Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the

9 “Objectives and Strategies” for any Regulated Fund means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund makes with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

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Affiliated Private Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

 A.           Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with the BDC, or a company controlled by the BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•
Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

•
Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;10 or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company.  The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.11  The BDC Adviser is the investment adviser to the Company and an Adviser will be an investment adviser to each of the Future Regulated Funds. In addition, the BDC Adviser is the investment adviser to the Existing Funds and an Adviser will be the investment adviser to each of the Future Affiliated Private Funds.  The Adviser is under common control with the Fund Manager, the general partner of the Affiliated Private Funds.  The Regulated Funds and the Affiliated Private Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.  As a result, these relationships might cause each Regulated Fund and the Affiliated Private Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4), and thus subject to the provisions of Rule 17d-1.

B.           Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment

10 Excluded from this category are the Company itself and any person who, if it were not directly or indirectly controlled by the Company, would not otherwise be under common control with the Company.

11 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser's role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

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company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of the application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.           Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, and discussed more fully in Section III.D. of this Application (the “Conditions”), will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions.  In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund.  In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Private Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights.  Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Advisers, or shared pro-rata among the Regulated Funds and the Affiliated Private Funds who participate in the Co-Investment Transactions.  The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment.  Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

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The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds.  These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Regulated Fund’s Board. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment (“Available Capital”)12, and other pertinent factors applicable to that Regulated Fund.

The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) of the Act (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) of the Act (the “Eligible Directors”).13

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants.  As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

D.          Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.           Each time an Adviser considers a Potential Co-Investment Transaction for the Affiliated Private Funds or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.           (a)            If the applicable Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b)           If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to by invested by the other participating Regulated Funds and Affiliated Private Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each participating party’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)           After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and the Affiliated Private Funds) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more Regulated Funds and/or one or more Affiliated Private Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

12 “Available Capital” consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, for the Affiliated Private Funds, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

13 In the case of a Regulated Fund that is a registered closed-end fund, the directors that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

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(i)          the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)         the Potential Co-Investment Transaction is consistent with:

(A)           the interests of the shareholders of the Regulated Fund; and

(B)           the Regulated Fund’s then-current Objectives and Strategies;

(iii)        the investment by other Regulated Funds or the Affiliated Private Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or the Affiliated Private Funds; provided that, if any other Regulated Fund or the Affiliated Private Funds, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)           the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)           the Adviser agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)           any fees or other compensation that the Affiliated Private Funds or any Regulated Fund or any affiliated person of the Affiliated Private Funds or any Regulated Fund receives in connection with the right of the Affiliated Private Funds or the Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Private Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)         the proposed investment by the Regulated Fund will not benefit Advisers, the Affiliated Private Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.             Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.             The applicable Adviser will present to each Regulated Fund’s Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or the Affiliated Private Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

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5.            Except for Follow-On Investments made in accordance with condition 814, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund or Affiliated Private Fund or any affiliated person of another Regulated Fund or Affiliated Private Fund is an existing investor.

6.            A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Private Fund. The grant to any Affiliated Private Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.            (a)          If any Affiliated Private Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)            notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)           formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)          Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any participating Affiliated Private Funds and Regulated Funds.

(c)          A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Private Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Fund’s Board has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Regulated Fund’s Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)          Each Affiliated Private Fund and each Regulated Fund will bear their own expenses in connection with any such disposition.

8.            (a)          If any Affiliated Private Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)           notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)          formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)          A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Private Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater

14 This exception only applies to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

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detail in this application). In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)          If, with respect to any Follow-On Investment:

(i)           the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Private Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)          the aggregate amount recommended by the applicable Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Private Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s Available Capital, up to the amount proposed to be invested by each.

(d)          The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9.             The Independent Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or the Affiliated Private Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.           Each Regulated Fund will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.           No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any of the Affiliated Private Funds.

12.           The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Regulated Funds and the Affiliated Private Funds, be shared by the Regulated Funds and the Affiliated Private Funds in proportion to the relative amounts of the securities held to be acquired or disposed of, as the case may be.

13.           Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and the Affiliated Private Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and the Affiliated Private Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Private Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or the Affiliated Private Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Private Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees

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paid in accordance with the respective agreements between the Adviser and the Regulated Funds or the Affiliated Private Funds).

14.           If the Holders (as defined below) of a Regulated Fund own in the aggregate more than 25% of its Shares, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act).

IV.           Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof; and (ii) the protections found in the terms and conditions set forth in this Application.

A.            Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.  The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Private Funds, with certain exceptions based on Available Capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of the Company, including the Independent Directors, has determined that it is in the best interests of the Company to participate in Co-Investment Transactions because, among other matters, (i) the Company will be able to participate in a larger number and greater variety of transactions; (ii) the Company will be able to participate in larger transactions; (iii) the Company will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Company and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Company will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders.15 The Board of the Company, including the Independent Directors, also determined that it is in the best interests of the Company and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Company, the Adviser and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of the Company has determined that is proper and desirable for the Company to participate in Co-Investment Transactions with other Regulated Funds and the Affiliated Private Funds.

B.            Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Private Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such

15 It is anticipated that the each Regulated Fund’s Board will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested order.

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Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and the Affiliated Private Funds in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Regulated Fund’s Board has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.  Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Under condition 14, if the Adviser, the Principal, any person controlling, controlled by, or under common control with the Adviser or the Principal, and the Affiliated Private Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of the Company or another Regulated Fund (“Shares”), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the condition.  Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the co-investment program, because the ability of the Adviser or the Principal to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly.  The Independent Directors will evaluate and approve any such voting trust or proxy adviser, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors they deem relevant.  The Holders currently own less than 25% of the Shares.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.            Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See e.g., Fifth Street Finance Corp., et al (File No. 812-141132) Release No. IC-31247 (September 9, 2014) (order), Release No. IC-31212 August 12, 2014 (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC – 30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et al. Investment Company Act Release Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order); see also In the Matter of Medley Capital Corporation, et. al., Investment Company Act Release Nos. 29968 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order) and Gladstone Capital Corporation, et. al., Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012)(order).

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VI.           Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Triton Pacific Capital Partners, LLC
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024
Attention: Michael Carroll

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Thomas C. Bacon, Esq
Bacon Law Group
1601 N. Sepulveda, No. 349
Manhattan Beach, CA 90266
(310) 880-2698 (ph)
(310) 872-5537 (fax)

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Craig Faggen as President or Chief Executive Officer of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws of each Applicant, and by resolution of the Applicants’ Boards of Directors.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.          Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

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Dated: May 28, 2015

TRITON PACIFIC INVESTMENT CORPORATION, INC.

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	Chief Executive Officer

TRITON PACIFIC INCOME AND GROWTH FUND IV, LP

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC PLATINUM FUND IV, LP

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC CAPITAL PARTNERS, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC GROUP, INC.

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC ADVISER, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TPCP FUND MANAGER IV, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

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EXHIBIT A
Verification of Statement of Facts and Application
pursuant to Rule 17d-1 under the
Investment Company Act of 1940
for an Order of the Commission

The undersigned states that he has duly executed the attached Amendment No. 6 to the Application for an order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated May 28, 2015 for and on behalf of the Applicants; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

TRITON PACIFIC INVESTMENT CORPORATION, INC.

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	Chief Executive Officer

TRITON PACIFIC INCOME AND GROWTH FUND IV, LP

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC PLATINUM FUND IV, LP

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC CAPITAL PARTNERS, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC GROUP, INC.

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC ADVISER, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TPCP FUND MANAGER IV, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

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EXHIBIT B

Resolution of the Sole Shareholder
TRITON PACIFIC INVESTMENT CORPORATION, INC.

RESOLVED, that the sole shareholder of the Company is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the sole shareholder (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on October 11, 2012)

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